Exhibit 99.14

Alexco Resource Corp.

September 21, 2018

TO:	Alexco Resource Corp.

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

United States Securities and Exchange Commission

Toronto Stock Exchange

Re:	Alexco Resource Corp. (the "Company")

Consent of Expert

Reference is made to the final short form base shelf prospectus of the Company dated September 21, 2018 and the documents incorporated by reference therein, including the Company's amended and restated annual information form for the year ended December 31, 2017 (collectively, the "Prospectus") and to the Company’s amended annual report on Form 40-F/A (the “Annual Report”) and the Company’s amended registration statement on Form F-10/A (File No. 333-227024) (the “Registration Statement”).

I hereby:

1.	consent to the use of my name and authorize the use of the information represented in the Prospectus, the Annual Report and the Registration Statement as having been prepared by or under my supervision; and

2.	confirm that I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the information represented in the Prospectus as having been prepared by me or under my supervision or within my knowledge as a result of the services performed by me in connection with such information.

Dated this September 21st day of September, 2018.

/s/ Alan McOnie
Alan McOnie, FAusIMM